Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: July 16, 2021

De-SPAC with IonQ

ICR Event Series

Discussion hosted by Ruben Roy, Managing Director, Senior Research Analyst at WestPark Capital with IonQ’s CEO Peter Chapman, CFO Thomas Kramer, dMY Technology Group, Inc. III’s CEO Niccolo de Masi and Ryan Gardella, Vice President at ICR, Inc.

Thursday, July 15, 2021

Ryan Gardella:

Good morning, everyone, and thank you for joining us. My name is Ryan Gardella, and I’m the vice president of investor relations here at ICR. We have a really exciting broadcast for you today, featuring IONQ, the leader in quantum computing, which is going public via SPAC merger with DMY III, ticker DMYI. Joining us today from the company is Peter Chapman, President and CEO, and Thomas Kamer, CFO. And from the SPAC side, we have Niccolo Di Masi, CEO of DMY Technology Group. And last but certainly not least, our moderator for today’s discussion is Ruben Roy, who is a managing director and senior equity research analyst at WestPark Capital. Ruben initiated coverage on DMYI in June. We’ll be starting off the session with some questions from Ruben for the team, and after that, I’ll be reading off some questions from the audience. So please feel free to submit them in the chat, and we’ll do our best to get through as many as possible. And with that, I’d like to hand it over to Ruben to kick us off. Ruben?

Ruben Roy:

Thanks a lot, Ryan, and welcome, everyone. And thanks to the IONQ team and Niccolo for being with us today. So I’d like to start the conversation with Niccolo. DMY Technology has had two successful mergers prior to IONQ, and maybe Niccolo, you could just kind of get this conversation going by telling us a little bit about what attracted you to quantum computing and IONQ, specifically.

Niccolo Di Masi:

Yeah, we’ve actually announced two more deals that haven’t closed yet, so we’re four SPACs in, Ruben. But IONQ is certainly the most unique, no matter how you look at it. I’m a physicist, originally. I’ve been following the quantum computing space for over 20 years. I had the privilege of studying people like Dr. Chris Monroe, and Dr. Jungsang Kim when I was in graduate school. And I’ve been hoping for a moment when we had the kind of inflection points that would bring quantum computing into a commercial reality that could solve useful problems. I think I probably earned some kind of prize for hanging out of the hoop longest because 20 years is a pretty good run to do so. But I’d say that in the first 10 to 15 years of my sort of watching and waiting, there was a fair amount of skepticism, disappointment, and quantum computing is going to always be 20 years away. But I started noticing three to five years ago, that there was that sort of beginnings of a hockey stick kicking in vis-a-vis venture investment in the space, as well as tangible progress.

Niccolo Di Masi:

And IONQ has obviously been at the forefront of that progress, both technically, and in terms of raising successful, high quality venture capital rounds. Three years ago, I’d say, we noticed that all of a sudden, there were dozens of venture-backed quantum computing companies. And in the last two or three years, companies like BCG have written great seminal landscape reports on how quantum computing could be impactful for industry. As you look at the updates, even 18, 24 months ago, once again, IONQ was at the forefront. Peter joined this firm, I think, a little over two years ago, two, three years ago, and they raised a pretty big amount of money, as well as struck some compelling partnerships that he brought with him.

Niccolo Di Masi:

And so, as we got into looking at the feasibility for a public quantum computing company, there was no doubt in my mind and DMY’s mind that if we had the opportunity, IONQ would be the number one pick for us because they’ve simply been thinking about these problems longer than anybody else, and by problems, I mean these engineering challenges, The science behind ion traps, I think it’s fair to say that Chris Monroe and Jungsang Kim have proven out in the lab very convincingly for quite some time, but the engineering of how do you stitch various traps together and get up to the kinds of quantum volumes, whatever you want to call them, module qubits, they can solve some of the, let’s call them seminal problems, that have been postulated all the way back to Dr. Feinman.

Niccolo Di Masi:

These challenges have been playing out in the last few quarters and years, as opposed to decades. We’re obviously honored to be here, we couldn’t be working with a better group. IONQ is poised to be by far the best capitalized business in the entire quantum computing space. It’s also the busi ness that has the most commanding lead we’ve ever really seen in the technology markets. If you’re a student of the tech markets, whether you’re software or hardware, normally a one-year lead, it can be pretty fatal in enterprise software.

Niccolo Di Masi:

I would argue that IONQ has half a decade, possibly a decade in some instances, leadership position in terms of actually solving useful problems, scaling, and getting customers on board. There are other people attempting to do pieces of what it is that we do here, but the reality is, with the capital that is being brought to bear here, Peter’s team, his ability to hire, his ability to actually get customer traction through the IPO process and beyond, I expect the lead to be insurmountable, and to be one that frankly, only grows, ultimately. So look forward to this discussion, and I’ll turn this back over to you now, Ruben.

Ruben Roy:

Yeah, thank you for that, Niccolo. That was very helpful. And I think we could pick it up right from there with Peter, and maybe get into your sort of observations since joining IONQ, and kind of where we are today. What’s the big deal from your perspective about quantum computing? And then I’d like to get into a little bit about the competitive landscape which Niccolo touched on.

Peter Chapman:

So quantum computing is going to be the kind of next revolution in computing, and is likely to spur the next hundred years of innovation in much the same way that classical computing has done so in the last 50 years. We had microprocessors, the internet, mobile computing, social, and probably next is quantum, as the next big kind of major innovation. And we’re not the only ones to think so. Leading countries around the world are racing in the quantum field, as well as the world’s largest tech companies. So there’s a consensus here that quantum is going to be big. And then kind of to what Niccolo had mentioned, one of the reasons I joined was because the company, the two co-founders, one of them is considered the father of quantum. Chris in 1995, while at NIST, the National Institute of Standards and Technology, with Dave Wineland, created the world’s first ever quantum logic gate. And Dave went on to get the Nobel Prize in part for that work, and Chris, as a result, is considered by many as the father in quantum computing.

Peter Chapman:

And Jungsang is an expert in optics at Bell Labs. He created the world’s largest optical switch, and we’ll actually be using some of that technology coming up. And the reason that it’s important that we have somebody who’s an expert in optics is, we’re doing ... much of our work is in the optical realm. So we have kind of Chris on one side, the atomic physicist, and Jungsang on the other, which is the engineer. And so, like Niccolo, when I looked at where the amount of work and kind of all the things that have been done, I was excited to join IONQ, because I thought we really had a path to building a useful quantum computer.

Peter Chapman:

And now, just in the last couple of weeks, we just announced Google, the third cloud vendor. So we are now available on ... IONQ quantum computers are available on Amazon, Microsoft, and Google now, the only company to be so. And so quantum is now, and so, if you have two dollars and a credit card, you could start writing your first quantum program, and within an hour, you could be up and running and doing that. You can do your hello, world example if you have a software background. So the quantum has coming, is these general purpose, quantum computers are available to everyone now, fairly inexpensively.

Ruben Roy:

Great, Peter, thanks for that. And to follow up on sort of the availability of your system, there are other systems available. Maybe we could just get into a little bit of the technology, the trapped ion technology that IONQ is working on Some of the big companies that investors and others on this call are familiar with, Google, IBM, etc., are working on different approaches to quantum. And maybe we could just talk a little bit about ... Niccolo mentioned that IONQ has quite a lead in the space. Why is that? Maybe why trapped ions is the way IONQ is approaching the problem, and some of the pros and cons of the IONQ technology versus the bigger competitors.

Peter Chapman:

Yeah, so quantum computers rely for their computing on something called a qubit. It’s very similar to a bit in classical computing. This is this smallest unit of information. It can be either a one or a zero, but in quantum computing, they can be one, zero, and all the values in between. We call that super position. And then, what happens when you measure these qubits in a quantum computer, they come out of super position, and they return back to it, what is in essence, a classical bit, to reveal the answer for you.

Peter Chapman:

And so, qubits, if you look at different approaches, there’s kind of, at the top, two basic different approaches. One is using a natural qubit, and another one is using a manmade qubit. In IONQ’s case, we’re using an ion, and so the qubits themselves are perfect. They’re identical. We don’t manufacture them. Every atom within an atomic species is absolutely perfect and identical to the next one. And so, on the qubit manufacturing side, we don’t actually have any yield problems, and the qubits themselves are absolutely perfect.

Peter Chapman:

So that’s kind of a natural ... we call it mother nature’s qubit. And on the other side of it is a manmade qubit, and so, that’s a qubit, which is manufactured. And those would be companies like Google and IBM and Rigetti, who are manufacturing qubits using silicon, using the same technology we use today for classical computing. The problem is is that these qubits, we say that when we measure them, that they reveal the answer. However, if the environment actually interacts with the qubits, then it causes the calculation to end, and it causes them to fall apart. We call that decoherence. And so when the qubit decoheres, then computations come to an end.

Peter Chapman:

And so these qubits like to be perfectly isolated, and so the question is, is how can you isolate them from the environment? In IONQ’s case, what we’re doing is, we’ve got an individual atom, an ion, is being used as the qubit, and then what we’re doing is we’re suspending them in a vacuum. And we’ve isolated the qubits from the rest of the environment with as close to a perfect vacuum as we could possibly get. And so there’s no environmental factors which are coming into it. There isn’t heat or vibration, or any of those kinds of things which are coming into our qubits causing that noise, which is causing them to decohere. And so you can have them now at room temperature, because the temperature outside the vacuum chamber could be 100 degrees, but of course, inside a vacuum, temperature doesn’t really mean much.

Peter Chapman:

So that’s kind of the environment. And then, how do we actually interact with the qubits? While others are busily trying to connect up wires to their man-made structure, and those wires are also bringing in heat and noise and vibration, and all the rest, the way that we do it is, we interact with the qubits using a laser, using photons. And as you know from your everyday experience, that when you flash a light on you, you can’t feel it. Photons have very little mass. So again, the way that we interact with these things, is with these qubits, is to interact with them as little as possible because we don’t want them to decohere. So the end result is that ion trap technology, compared to all the other technologies, has the best decoherence times by several orders of magnitude, which means you can run longer quantum programs.

Peter Chapman:

And in addition, it means that the error rates, because there’s kind of two sources of error in a quantum computer. One is in the qubits themselves, so in our case, there is no error due to the qubits, and then there’s this error which is due to the control of it. And that’s that interaction, for instance, in our case, of the laser interacting with the qubits. And so, if we don’t do a good job at that, then you can get this kind of control error. And so, we look to minimize that interaction and still being able to do the computation. If I look at some of the competition, they often need breakthroughs or several often different kinds of breakthroughs, sometimes a manufacturing breakthrough. Mankind doesn’t yet have an ability to build a qubit that is placing individual atoms. A qubit from one of the competition in a man-made structure might be 10 to the 14 atoms just for one qubit. And that means for them to be identical, they would all have to have those atoms all identically placed.

Peter Chapman:

And so, mankind doesn’t have that technology today. So the yields on the competitions tend to be a problem from a manufacturing point of view. And then the other thing is is that, these things need to be down at zero degrees, very cold. Competition is kind of taking the whole computer and shrinking it and putting it down onto a zero degree environment. We do this, too, but we just cool the individual atom. We don’t cool the whole machine. So that gives us an advantage, as well.

Peter Chapman:

So today, in every aspect of quantum computing, kind of that’s measured by us and the rest of the field, you would see that ion traps and IONQ in particular, is winning in every area of quantum computing, except for one, which would be clock speed, which would be the speed that the computers run at. And we just published a paper in the last two weeks that shows how we can speed up our clock speed, so we plan to win in that area, as well. So today we have a very handsome lead compared to everyone else. Often, the other guys need manufacturing, physics, material science breakthroughs, and at IONQ, we don’t need any of that.

Niccolo Di Masi:

Ruben, you’re on mute, I think.

Ruben Roy:

Sorry about that. Just to follow up on that point, Peter, if we were to think about what you just said, the perfect qubit, I think when investors look at press releases on quantum computing, one of the things that tends to show up from some of your competitors is, we’ve got X number of qubits, and I’ve seen very, very large numbers of qubits being mentioned out in the press. How should investors think about that? Is more qubits better, or are better qubits better? Maybe just touch on that concept, briefly. Thank you.

Peter Chapman:

So, let’s see, total number of qubits really doesn’t matter too much, and I’ll explain why. In these early quantum computers, we talk about this environmental error, and how it limits your computation. And so, if you have 100 qubits and you have a fairly high error rate, that means maybe only a couple of them were actually useful for computation. And so the error rate of the qubits really control how many of the total qubits can actually be used. So I could have a million qubits with the same error rate, and still only three of them would be useful.

Peter Chapman:

... with the same error rate, and still only three of them would be useful. So the difference between total number of qubits and useful qubits can be thought of as a function of your error rate for these quantum computers. The reason is is because the error builds up. As the quantum circuits get bigger, the error actually multiplies. So it gets to a point very quickly where it overwhelms the answer you’re going to get. Instead of getting a computational answer, you’re just getting a noise.

Peter Chapman:

So I like to joke back at the office we have a couple of trillion qubits already sitting in inventory, ready to go into quantum computers and that, of course, because we’re using individual atoms, that’s just the end of a little piece of wire. But we’ve loaded hundreds of qubits into ion traps, but we never tout that as an accomplishment, because we can’t control them and get enough computation out of them to be able to make that claim. So personally, I think that people who are talking just about their total number of qubits are kind of misleading investors and the public and customers, to be honest, because it really does not matter in any way, shape, or form. You really need to look at these error rates.

Peter Chapman:

So we came up with a concept called algorithmic qubits, and another way you could think of it is useful qubits. It’s a certain level of quality of your error rate with your qubits to be able to determine how many of them would be useful for an average quantum program. So we call it algorithmic qubits. So if you look at, for instance, our new 32 qubit system, only 22 of the 32 are actually algorithmic qubits. We would need better fidelity, average two-gate fidelity. This is error that’s here to be able to get to use all 32.

Peter Chapman:

So there’s a calculator on our website where you can take kind of the competition’s number of qubits and their published fidelity, and you can determine kind of how many qubits are actually useful for being able to do kind of average computation. To give some credit to IBM, this is also kind of what quantum volume measures. It’s just that in the IBM case, they exponentiate it. So the numbers get very, very large very quickly with even a small number of qubits. Instead, what we decided to do was take the log base two of that. So it just talks about the number of usable qubits. So at 22 qubits, that’s more than anyone else. It’s probably more than everyone else combined in terms of number of usable qubits. Every time you add a qubit, the computational power goes up by a power of two. So it grows very quickly by adding more and more.

Ruben Roy:

Great. All right. So I guess we could segue then into applications, Peter. Where are we today with 22 usable qubits, and kind of where are we going? Can we talk about applications that are running that some of the initial experimenters and developers are looking at across the cloud-based systems that you have available? Then what needs to happen to really get to some real-world problems that can be solved with quantum?

Peter Chapman:

Yep. So I’ll kind of set a couple of different posts that the industry needs to hit. So first one is most people think at roughly 72 algorithmic qubits that you could start to take on supercomputers or the cloud itself for a certain class of problems that quantum computers are good at. Then very quickly as you get more than those number of qubits, then you leave kind of classical computing in the dust. They can no longer kind of keep up.

Peter Chapman:

Now, so we’re at 22 now. We’re racing to get to 72. However, between now and the 72, there’s a bunch of interesting milestones. So what we’re seeing today in particular in machine learning is that we’re applying these early quantum computers and seeing that we can do a better job than the classical algorithms can, even though the quantum computers yet are not more powerful than the world’s largest supercomputers.

Peter Chapman:

What I would say on that is kind of why is that sometimes a quantum approach to a problem set has revealed a new solution to the problem that we had not seen from a classical approach. Often and for many kinds of things on the classical side, we have been working at it for 50 years, and we’ve kind of stalled as to our progress often on many of these different algorithms. But now there’s a new idea in town, and that’s to apply a quantum approach to it. So we’re seeing a lot of success today with quantum algorithms on these early quantum computers in machine learning.

Peter Chapman:

So we showed when we were raising the PIPE that we had done machine learning algorithms with two partners on the minced handwriting dataset, where we showed on one side machine categorization and basically being able to do handwriting recognition. Then the other side was generating handwriting. The quantum computer was actually writing out the handwriting as if a human had done it. So in the categorization, we beat the best kind of classical result. Now what we’re doing is working on other application areas, such as financial applications. So these are things like portfolio analysis and many of the machine learning algorithms that are in that space as well. And, We’re seeing early success with those algorithms as well. So we’re quite excited by kind of early progress.

Peter Chapman:

I think a lot of people are only looking at today, as a kind of criticism, only looking at the progress of the hardware and how that’s coming forward. But just at the same time, the algorithm side is also requiring less and less qubits in every generation. So those two things are coming together to get to a point where quantum computing will be really interesting from a commercial perspective. We’ve seen many cases where people have been working on quantum algorithms over several years. Their initial estimate might’ve been, “Oh, we’re going to need thousands of qubits,” and after several generations of algorithmic research, they’re down now to 100 qubits. So that’s shrinking just as quickly as the hardware is growing. So I’m excited when those two things kind of come together.

Ruben Roy:

Right, right. So to follow on from there, Peter, and maybe we can get Thomas involved as well in this next question, just thinking about some of these applications kind of over the next three to five years as we get to sort of those higher numbers of usable qubits and systems available, the software starts to gel with applications that are real-world in nature. Can we talk a little bit about market, the market size as you guys see it and sort of how you see your revenue ramping as we get closer to some of these areas of qubits that get us to some of the real world applications that are going to be solved by quantum?

Peter Chapman:

Yeah. So the TAM for this, the total addressable market, seems to be almost infinite, because we’re talking about computation. So where can it be used? Well, I’m hard-pressed, to be honest, to think of an industry that won’t be able to take advantage of quantum computing. That’s like saying, “Which industries won’t be able to take advantage of the Internet, mobile computing, or computers in general?” So why this is so exciting is we’re talking about the next generation of computation. So everywhere a computer is used today, there’s probably a good chance that our quantum computer can come in and help. So in that sense, the market size is tremendous, which is the reason that the world’s largest companies and countries themselves are interested in this market. Thomas, would you like to just talk about kind of maybe-

Thomas Kramer:

Yes.

Peter Chapman:

... how we see individual applications and growth?

Thomas Kramer:

Absolutely. So right now we are in the development phase, and so people are interacting for the first time with quantum computers and quantum systems. As we move away from the development phase and into the application phase, we think that you will see an aggressive mounting demand in terms of how much compute time will be required. So you will see that we start ramping up our revenue in 2024 and beyond, and we will do this by putting more and more systems online. These systems will have more and more QPUs, as we call them, which will allow more algorithmic qubits to be accessible in one system.

Thomas Kramer:

What we see here is that we are actually right now resource-constrained, because we can only build so many of these computers, and as we build more and more of them and put them online, we will see that our revenue goes up. Right now, we are estimating that the cost per qubit, while it is $100 for an algorithmic qubit hour, this will actually go down to around $30 in 2026. But because we’re bringing so many more algorithmic qubits available per system, our revenue per customer will actually go up.

Ruben Roy:

Great. Thanks for that, Thomas. Yeah, it does sound like the initial cost of quantum could be quite high. Then as your new systems and new qubits come online, we start to scale that down pretty aggressively. So from a margin perspective for IonQ, it sounds like margins will also start to scale higher rather quickly as more qubits are made available. Is that the right way to think about that?

Thomas Kramer:

That’s absolutely the right way to think about that, and additionally, I would say that initially what we will see, because it is true that eventually everything will have access to a quantum computer, but that’s a little further down the road, to begin with, the processes that we first will enact are the ones that require large datasets. Think machine learning, for instance. As we bring down the scale of the system, as well as the price, it will become more and more prevalent in all walks of life in terms of computing.

Ruben Roy:

So just to kind of finish up on that thought, Thomas, or maybe Peter, you might want to chime in on this, it sounds to me like this is going to be ... At least initially over the next several years, we can think about this as quantum as a service. Is that sort of how you envision the usage of quantum rather than enterprise big companies going out and buying their own systems for in-house development and use?

Peter Chapman:

I think it’s actually going to be both. If you look at the cloud today, when you submit a job, it goes into a queue. So when it will get serviced is based on the available time on the quantum computer. However, there’s a set of applications where you need to have dedicated kind of guaranteed response time, for instance, financial applications that are tied to the ticker. They need to be able to run in a known kind of a window. There’s another set of applications in chemistry where the interactions between the classical computer and the quantum computer are actually in the millions. They’re going back and forth, working on a problem together.

Peter Chapman:

So if you introduce the cloud in between, then it really lengthens the latency for those things. So you need to be able to co-locate a quantum computer next to a classical computer and reduce those latencies. So we see that there’s going to be a number of applications where people are going to need at least dedicated time, maybe dedicated machines. Then there’s another group of applications that don’t need that, where the cloud is going to be wonderful. So I think it’s probably both.

Ruben Roy:

Okay. Before we open it up to some of the chat questions, I wanted to just touch ... I think Niccolo talked a little bit about the transaction, but maybe Thomas, you can chime in as well just kind of on the transaction structure, where we are in the process, and what the company looks like post-merger.

Niccolo Di Masi:

Yeah. So, I mean, look, we’ve raised the largest pipe, actually, that dMY has on any of our four transactions, and it was the most heavily oversubscribed, believe it or not. I think the reason for that is there’s huge strategic interest in the company. I mean, you saw us announce a $350 million PIPE with people like Dell and Mubadala, and Sovereign wealth funds are interested. Companies are interested. Bill Gates’ Breakthrough Energy Ventures interested, obviously. Silver Lake’s in there. Everything Peter has been talking about, I think is well diligenced and well understood not just by the Google, Amazon, Microsoft trio, who are cloud partners, but everybody that’s the strategic part of the pipe. You can assume that there are many other conversations, people who wanted to be in the pipe. SoftBank came in afterwards, obviously, and there was a partnership there.

Niccolo Di Masi:

There’s just tremendous interest in this company, because the factor of two increase with one qubit is such a phenomenal increase in computing power every time Peter doubles qubits, whether it’s over 18 months, 12 or 24, that these companies all realize that the competitive advantage that they might have today can evaporate literally in the space of a year. For companies that have product cycles, which in some cases can be as long as 10 years, and think about aerospace, they all know that quantum computing is going to be central to the next generation, right?

Niccolo Di Masi:

So when I sort of stand back, look at competitive landscape, I just want to point out that the breakthroughs that are coming just in the next one to three years from multi-variate machine learning, something Peter’s an expert in, doesn’t require thousands of qubits. It requires dozens of qubits. But down the road, Shor’s algorithm cracking RSA, the foundations of internet security, cracking things like Bitcoin, and all this is going to happen really this decade, right?

Niccolo Di Masi:

So what gets investors excited, what got them excited in the pipe, what gets them excited I think every time you meet with them is we’re bringing forward the era of not just broad quantum advantage, but any useful solutions by, I would argue, five to ten years. I mean, when dMY started looking at this space a few years ago in more detail, most people, including BCG, thought that quantum computing was kind of late in the 2020s. But in the last year, IonQ’s breakthroughs mean that it’s really happening certainly mid-2020s, but even early 2020s, there’s useful stuff happening. I can’t underscore how exciting this is, right, for everybody that’s looking at it and involved.

Niccolo Di Masi:

I mean, think about where we’re going to be just a year or two from today, right? People are working backwards as banks, going, “Algorithmic trading changes overnight if I have an options pricing or a portfolio management advantage,” right? If I’m a bank that doesn’t subscribe to the next generation of quantum solutions from IonQ, you might make no money in your prop trading team, right? I mean, it’s that stark when you go from 32 to 64 qubits and you have two to the power of 32 more power in a year. I mean, imagine the pricing power that IonQ is going to have, right? These are the things that really get investors out of bed, get customers out of bed and, of course, are why we’re so excited about the space. Sorry, Thomas. In terms of the process, we’re in the middle of SEC comments and reviews, and we continue to respond to those. But I think Thomas and I are optimistic that we’ll be wrapping things up in your shareholder vote next month, we hope

Ruben Roy:

Great. Any last comments, Thomas, before we turn it back over to Ryan for questions from the chat?

Thomas Kramer:

Well, I think that’s exactly right. We are responding to the SEC, and that’s always a fun process for those who get to do it. If you have an extra 24 hours, you can be an intern for us. It’ll be fun. In terms of this structure, all of dMY’s shareholders and equity holders, as well as IonQ’s-

Thomas Kramer:

...shareholders and equity holders, as well as IonQ’s equity holders will become share holders in DMY, who will be the 100% owner of IonQ Quantum Inc. And we will trade under IonQ.

Ruben Roy:

Great. So, with that, Ryan, I’m going to turn it back over to you for the next session, which is questions from the chat room.

Ryan Gardella:

Absolutely. And thanks Ruben for the time and questions. Those were fantastic and very, very enlightening for everybody.

Ryan Gardella:

The first question we got in the chat here is, do you think you can talk about the difference between your system and the Honeywell system considering they’re both working with trapped ions to the extent that you understand? Or no?

Peter Chapman:

Yeah. I’d be happy to take that. Not that they’ve published much, so there’s a little bit of speculation here.

Peter Chapman:

Between the two systems, what they’re doing is trapped ions. But they’re taking qubits and bringing them into a zone where they apply lasers and do a calculation. And then they move the qubits back and then they bring in a different pair. So, there’s a great deal of physical movement going back and forth as they do computation.

Peter Chapman:

In our system, what we’re doing is we’re addressing the qubits directly. So, we’re not moving the qubits during computation. What there is, is there’s 32 laser beams, which come down and address each one of the qubits. And you can do that without actually moving the qubits themselves.

Peter Chapman:

In our next generation system,. What you’ll see is more qubits. And then there will be a qubit address selector technology that allows you to take the 32 qubits and address any one of the qubits that are sitting in the ion trap chip. Again, not moving them.

Peter Chapman:

And so, the moving of these things take quite a long time. And in between the technologies, you can see that our side is that... And also, the movement has the potential maybe of introducing some additional noise.

Peter Chapman:

So, we’re holding them steady and you can address them very, very quickly.

Peter Chapman:

And so, you could kind of think of it as the Honeywell system is... Maybe a good analogy would be they have a two qubit bus and we have a 32 qubit bus. And maybe trying to take a bit of a classical analogy, as well.

Ryan Gardella:

Awesome. Thank you, Peter. We’ve got another one here. Can you please comment on trapped ions versus photonic qubits in terms of indefinite scaling in the future?

Peter Chapman:

Yeah. Great question. And I’m certainly not an expert in the photonic qubits.

Peter Chapman:

But the problem with most of the photonic systems, both in quantum and to be honest in classical, this is an old idea that’s been tried over the years is, where is the quantum memory? In a computer, we all know it needs to have memory. And what does it mean in a quantum system when you don’t have memory?

Peter Chapman:

So, the qubits themselves are photons. And so, we like them in the sense that they’re a natural qubit. Photons are also identical and all the rest. But they have this side effect, which is they’re moving along at the speed of light. So what you’re doing in this case is you’re moving the photon on this little chip and time is going by. And you need to somehow hold the state.

Peter Chapman:

What you do is, you put it into basically a little ring on the chip. You have it running around a billion or a trillion times, waiting for that, trying to hold that photon. The problem is, while you’re doing that, there’s what’s called photon loss. The photon is interacting with the environment and you’re losing photons as it does it. So, it’s a different kind of error.

Peter Chapman:

The challenges in those systems often is, where is the memory going to come from? And whether or not they can get that system to work.

Peter Chapman:

There’s interesting work there, but I think it still needs a breakthrough to be able to get to a working quantum computer.

Niccolo Di Masi:

Yeah. I mean, I will add to that for a second that we spend a lot of time looking at everybody in the space that thought they might be a viable leader. And what always entertains me is that, even the photonic competitors agree that photonics are not going to commercialize first.

Niccolo Di Masi:

Everybody agrees, ion traps are going first. Semiconductor approaches are probably coming second. Everybody agrees, I think, globally, internationally that IonQ has been, is, and is slated for leadership for at least the next five years. I think people only really credibly can debate magical moments in 2030, where different approaches that require vastly more physical qubits to get to a single functional algorithm qubit can come into play.

Niccolo Di Masi:

But as I mentioned in my opening remarks, any student of history, let alone technology history, will see that it’s really hard to overcome a five, seven year leadership position when you get a flywheel going between technology customers.

Niccolo Di Masi:

We’re an operating company now. We’re a public company. We are hiring a sales team that didn’t exist before. It was an inbound only situation here and now we’ve got a chance to go outbound. And people have to remember that we will have the biggest market cap in the space. It’ll give us an opportunity to consolidate anything we want to and actually hire anything we want to, either.

Niccolo Di Masi:

So, this is kind of the only investment anybody needs in the quantum space. And I think it’s safe to say that our pipe investors are very bullish that this is a business that hopefully will look something like an Nvidia 10 years from today and maybe an RM along the way. It will have tremendous value to every area of applied science.

Niccolo Di Masi:

As Peter Riley says, I don’t know who’s not going to tap into this.

Niccolo Di Masi:

And it’s also worth pointing out that, and Peter correct me if I’m wrong, I don’t think anyone’s thought about what you do with more than 4,500 or 5,000 algorithm of qubits that cracks RSA with Shore’s algorithm. And so, I’m sure there’ll be more research, but you know, amazingly you get to unprecedented power this decade. And I think there’s a really exciting roadmap, I’m sure, about what we’ll figure out is as humans, maybe, if we can comprehend what you do with more than 5,000 algos.

Niccolo Di Masi:

But that’s more cutting edge than this conversation needs to be, because everything that we can do with up to 5,000 algo qubits will solve all the problems that we can currently imagine.

Ryan Gardella:

That’s great color, Niccolo. Thank you very much for jumping in there.

Ryan Gardella:

I have one question here. It’s specifically to crypto mining, but I want to expand it a little bit. So, can you discuss some real world application use cases for quantum computing? And in this particular instance, the questions around crypto mining? But please feel free to expand on that.

Peter Chapman:

Yeah. One of the areas that we do know that quantum computers are going to be very good at is breaking encryption. The RSA Corporation says that with today’s largest supercomputers, it would take them 300 trillion years on that super computer to break a single encryption for just an email.

Peter Chapman:

And so, that’s what protects us. It’s not that we don’t know how to do it. It’s just it takes such a long time on today’s computers that no one would even try.

Peter Chapman:

But with a large enough quantum computer, you can do that in a fraction of a second.

Peter Chapman:

So, the algorithm is already known. We know that quantum computers, if we had a big enough one, would be able to break RSA, which protects much of the internet banking and much, much else. And then just recently we wrote a paper on how to use a quantum computer to break elliptical curve cryptography, which is the other kind of mainstay in encryption. And that will probably go first because the key sizes are smaller.

Peter Chapman:

So, clearly, encryption is one thing that you can do with a quantum computer in the future.

Peter Chapman:

More near term, I do think it’s more things like machine learning where we’re going to see real value being generated by machine learning. So, we’re busily working on a number of applications right now with customers where it all involves machine learning and seeing great results.

Peter Chapman:

I do think that’s the low hanging fruit in the next 18 months or so.

Ruben Roy:

Ryan, can I follow up on that question quickly? Peter, I’d love to get your thoughts on, one of the questions that I’ve gotten since talking more about quantum is this idea that, yes, quantum can break crypto, but what about bad actors getting involved with that? And with all of the headlines around security and hacking and cybersecurity issues that we’ve had, that’s been, I think, top of mind on how to think about quantum longer-term.

Peter Chapman:

It doesn’t actually keep me up at night just yet because the number of, not physical qubits, remember it’d need to be algorithmic, useful qubits is still quite high. So, we’re talking thousands of qubits, which also means that they have to be algorithmic qubits.

Peter Chapman:

My guess, it’s still many years away to being able to solve those problems.

Peter Chapman:

I think, though, that as a society and as a country, we need to be very serious about it because it’s definitely coming. It’s not a question of if. It’s just a question of when.

Peter Chapman:

And as with of these things, they happen faster than you’d think. If tomorrow morning, IonQ could produce a 10,000 qubit machine, then suddenly it’s all over. I’m not making a prediction to that today, but you just never know when that’s actually going to happen. So, we should be getting ready for post-quantum to make sure that our systems are secure.

Peter Chapman:

And as you say, bad actors, we need to figure out how we’re going to stop these machines from being used in ways which are detrimental to society.

Ryan Gardella:

Great. Thank you very much for the follow-up, Ruben. Great answer.

Ryan Gardella:

I’ve got one here that’s moving up the chain, getting some votes, so I’d like to throw that one out there. We’ve been advertising the 32 qubit quantum computers so far. But it seems only the 11 qubit quantum computer is on the cloud for now. First of all, is that accurate?

Peter Chapman:

That is. Both are true.

Ryan Gardella:

And then, is there a timeline that we think the 32 will be available on the full cloud?

Peter Chapman:

We don’t yet have an exact deadline for the 32. We put our first customers onto the 32 in June, which was on private. So, we’ll continue to do that with private customers through the beta period. And we’ll let you know when we’re going to release it to the cloud.

Ryan Gardella:

Thanks. Thanks, Peter. Figured that one would be pretty straightforward.

Peter Chapman:

Yep.

Ryan Gardella:

This next one I think is Thomas’ domain. How will revenue growth and eventually positive EBITDA be achieved? And are we purely a hardware company? Or is there plans to enter these software side, as well?

Thomas Kramer:

That’s an excellent multi-part question.

Thomas Kramer:

And I don’t think that in the future, you can survive by just being a hardware company. And we’re not setting out to be that, in fact. Most of our sales will be on a service basis.

Thomas Kramer:

But in addition to selling the compute services themselves, we will work with our customers to come up with the applications. Oftentimes, customers and partners will have the domain expertise. And we bring in the quantum computer expertise in addition to the actual quantum computer itself.

Thomas Kramer:

The way we will achieve profitability is by bringing more and more of these systems online while we drive down the costs that it takes to actually provide them. And you will see in our PIPE deck, which is available on EDGAR, that we are becoming EBITDA positive in ‘25 and ‘26, although our cashflow will be negative because we’re building more and more of the systems for bringing them online in the future years.

Ryan Gardella:

Excellent. Thanks, Thomas. And yeah, as a reminder, all materials publicly filed can be found on SEC EDGAR or on the SPAC websites, DMY Technology III. So, please everyone check that out.

Ryan Gardella:

Here’s a quick one. Peter, you mentioned a clock speed paper. Do you happen to know the title of that?

Peter Chapman:

I don’t off the top of my head, but I will make sure that we... You should be able to find it off of IonQ, but we’ll make sure we send that out, as well.

Ryan Gardella:

Got it. Thank you. All right, cool.

Ryan Gardella:

Here’s a good one. Do you envision cloud subscribers will eventually be able to access different quantum processors with architectures tailored specifically for different domains?

Peter Chapman:

I do think that for some of the competition, that’s what they’re going to have to do for different application areas.

Peter Chapman:

However, for IonQ, what’s really unusual is we have these ions which are floating. And the way we wire them up is with these lasers. So, the wiring is done by software. The compiler actually does it. It’s doing the traditional chip layout, if you will, that you see in classical design. So at compile time, what we’re doing is building you the perfect chip for your application.

Peter Chapman:

For competitors who have physical connections between their qubits, they’re going to have to come up with custom chips, which are going to be tailored for specific applications to be able to take advantage of that particular application.

Peter Chapman:

So, I do think that for some that’s the direction they’re heading in. But it is not the direction that IonQ is heading.

Ruben Roy:

Ryan, can I follow up? Just to follow up on that really quickly, Peter, manufacturability of the hardware, where are we today? And does it change as you go up to higher volumes of qubits?

Peter Chapman:

No, the wonderful thing, we’re now designing and building our own chips for the ion traps. These things are all relatively low tech, is what we’re doing.

Peter Chapman:

I like to joke, it’s not literally true, much of the parts for our quantum computer, you can buy off of Amazon. It’s not literally true, but these things are largely off the shelf.

Peter Chapman:

So, we’ll be building our own chips, which again are, in the grand scheme of things, relatively low tech chips. There’s no breakthroughs required on that. And then, the quantum computers themselves will be contract manufactured and assembled.

Peter Chapman:

A lot of people talk about a lot of exotic stuff in quantum computing. That is not what you should think of when you think about IonQ. It isn’t that same kind of exoticness that you were seeing in many of these other quantum for purchase.

Ruben Roy:

Excellent. That’s helpful. Thanks Peter.

Ryan Gardella:

Thanks, Peter. Yeah, definitely a great question to show how unique IonQ is even in this space and in your competitive differentiation. It’s awesome. That’s great.

Ryan Gardella:

All right, cool. I’ve got another one here. The IBM quantum challenge in May seems to be pretty popular. Do such developer communities matter? And is IonQ planning on building one?

Peter Chapman:

Yes, the developer community... This is kind of, you can think of the akin of the 1970s for the microprocessor. The microprocessor group Xylog and Intel, I think, at the time were saying these microprocessors are going to be used for great calculators.

Peter Chapman:

For quantum, we still need a Bill Gates to appear to do quantum basic. And so, that has yet to be created. And we need a Dan Brickland to come along and do the quantum-

Peter Chapman:

Dan Brickland to come along and do the quantum version of the spreadsheet. So by making these systems available on the cloud and cheaply, we’ve enabled democratized access to quantum so that even a kid in a garage or basement can come up with the next version of the quantum spreadsheet. The developer community is particularly important. It’s going to be them who are going to figure out how to monetize this new technology. And likewise, we will be looking to incentivize developers to come in and give this a try.

Ryan Gardella:

Great. Excellent.

Peter Chapman:

And I’ll just add maybe a little bit more to that. On a weekly basis now we run jobs for tens of thousands of customers on these quantum computers. So there is quite a bit of usage, people trying out different kinds of things.

Ryan Gardella:

Great. Definitely. So we’ve got a pretty interesting one here. In terms of computing time, particularly gate time, how does your ion trapping compare to the competition?

Peter Chapman:

This is that one area that there was a discussion about the gate speed being slower on ours versus the competition. This is an interesting wives tale, which is at this point where people talk about our quantum computers will be slower. First as we showed a paper where we can increase the gate time and get to as fast as the competition, in fact actually faster. But it also, when the competition says ion traps are slow, they’re missing a huge factor, which is, it turns out that because the way that we work is we can wire up these things on the fly. You can have any qubit talk directly to any other qubit. The competition, what they do is that the qubits are only talking to their nearest neighbor.

Peter Chapman:

You can think of it as they’re set up like a chess board, so the one chess space can only talk to its nearest neighbor. So if you have two qubits at either end of the chess board and they want to talk to each other for the competition, they use all the diagonal qubits in between as wires and that’s taking time too. So if you look at the lack of connectivity of the competitors, they will actually, it looks like as we start to get to scale, actually be slower than our technology today, but we’re not limited by the current speed. We’ve never been limited by that. We just haven’t decided to spend time on it because today, customers aren’t complaining about it because the quantum programs are not big enough. But at some point in the future, by the time you get to 24, 25, quantum programs will be big enough where people will start to be annoyed by the speed so you have to speed it up, and we’ll do it at that time.

Ryan Gardella:

Great. Always good to dispel-

Peter Chapman:

Wives tales.

Ryan Gardella:

Any disinformation out there. Yes, wives tales, as you so accurately put it. Now before the top of the hour, I want to give some airtime to Niccolo here. Niccolo, I got a question personally, around why quantum matters now. Why now is the time for dMY, IonQ and any strategic interests that there might be in the company or anything in that type?

Niccolo Di Masi:

This was something we saw a lot of on the pipe road show, as I like to always put it to Peter and the rest of the board, if you have a trillion dollar market cap or more, and your business is powered by the cloud, you can’t afford to lose this race. The future of quantum computing is going to come to the cloud. It’s going to power, I think, everyone’s businesses over the next decade. It is absolutely, as Peter Riley said at the start, the biggest shift. And it really is a tectonic revolution. When anything was going to happen to computing power for everyone, it will change everything from aerospace down to gaming and VR and AR believe it or not, someday, there will be consumer applications. But I think that’s an astute question, Ryan. At the end of the day, a lot of our pipe investors asked us how this business was still independent and it’s not for sale, but it’s safe to say that if you have a trillion dollar market cap, we’re a measly $2 billion market cap company right now with enormous strategic upside for any potential acquirer.

Niccolo Di Masi:

And the reality is, our goal here with the $650 million of capital they’ll have post-transaction close is obviously to be the next Nvidia, to be the next Amazon, Microsoft, Apple, etc. And I do think that if you look at the tech landscape, what engineering advantage do you have to be the next $100 billion, maybe even trillion dollar market cap company in the coming decades. It’s something as big as quantum computing. A lot of other people get picked off along the way, and I’m sure it will get offers along the way because we’re still very, very affordable every step of the way. But I really do think that this has the makings of not just being a 100 bagger from the $10 pipe investment position, but this is hopefully a 1,000 bagger, 10,000 bagger in the coming decade or two. And it’s something that Peter and I are equally interested in being in the record books about playing our small parts at revolutionizing the 22nd sanctuary and the 21st sanctuary for that matter.

Niccolo Di Masi:

Just to put a pin on that, the public markets have had a fair amount of supply coming out. There’s no doubt that people are looking with increasing scrutiny at any IPO on any side of the Atlantic. This business has traded exceptionally well, despite the downdrafts on that and investors who are probably always occasionally looking to trim risk, I suspect this is a business that will close its transaction in Q3. And I think there’s going to be a lot of running away with it, as they say, as people figure out what we have here and people figure out how much customer interest there is in this company.

Ryan Gardella:

Great. Always good to put this in context. I know some people feel like this is a million years away, but it’s not, it’s here, it’s now. Quantum is going to be the new standard.

Niccolo Di Masi:

I know we have 100 questions, but I’d flip this to Peter if we can take a minute or two, just on some of those examples of the here and now, because it isn’t always obvious when you’re watching and listening to the science of ion trap, like what that means if you’re a company that wants to work with us right now.

Peter Chapman:

I think this is similar to back pre-internet and trying to convince companies that they should start to be ready for the internet. Those who were, flourished and those who weren’t ready, suffered. So we’re in that same period today. And we are starting to, as you mentioned, Niccolo in multi-variate machine learning, as an example, we’re seeing some really, really good results. And that’s an area of machine learning that probably has application in 20 industries. So if you can do a better job at that, then you can get better advertising rates. We’ve already shown that machine learning has tremendous value. Now, if you can do a better job at it, do better machine learning, you can even get better results. So these are the kinds of things that we are really excited about with quantum coming up shortly.

Niccolo Di Masi:

Small changes can make billions of dollars on this, which is, I think, important to stress if you’re an ad player the size of Google or Amazon and Facebook, etc. And honestly, that’s, what’s most exciting about this company in the short term is with big companies, 1% differences are competitive advantages that allow you to outstrip everybody else in the landscape. That’s what we’ve really seen, I think Peter has obviously up close, come in a lot earlier is by recasting problems for quantum computers, we’re getting better answers even if it’s not strictly the era of broad quantum advantage and people pay for better answers right now.

Peter Chapman:

That’s right. Customer doesn’t care how it was done. All they care is, is it better?

Niccolo Di Masi:

Exactly.

Ryan Gardella:

Ain’t that the truth. As long as it gets done.

Peter Chapman:

That’s right.

Ryan Gardella:

So speaking of the giants out there, the Googles, the Nvidias, the Worlds, so IonQ’s relationship with Intel, is there any color we could put around that on how you guys work together?

Peter Chapman:

With Intel, we don’t have a direct relationship. Google, Microsoft, and Amazon.

Ryan Gardella:

Understood. And is there any way-

Peter Chapman:

But Intel could please reach out, we’d be happy to have a relationship with you.

Ryan Gardella:

So if that question came from someone at Intel, please reach out, more than happy to.

Peter Chapman:

Pat, if you’re listening, my phone number is... No, I’m just...

Ryan Gardella:

That’s good. That’s great. Thanks, Peter. I appreciate the clarification and Intel, please reach out. And now I think we could do one more here. So this question is, what scale do you think trapped ion quantum computers will be able to reach and are you, IonQ, best poised to reach something like a million plus algorithmic qubits? And would that even be feasible or palpable?

Peter Chapman:

The answer is yes, yes, and yes. So, if you look how the quantum industry, it doesn’t matter about the technology, every one of the quantum manufacturers, what they need to do to get to scale is they need a couple of things. One is they’re going to follow the same roadmap as classical. So you’re going to start off with a single quantum processor, and then you’ll get to a point where you can’t put any more qubits on that chip, whether it be one of our chips or a superconducting semiconductor chip, then what you’ll do is build multiple zones on the chip and then you’ll get to multiple chips and you’ll network them together. Doesn’t matter what the technology is. That’s what has to happen. What we’re working on next is actually putting... We’ve got the best QPU today, is now built a chip, which has got multiple zones of computation.

Peter Chapman:

So you can get to more and more qubits on a single chip. And then the next thing you do is you’re going to network them together and here you’re not networking and using ethernet, because you need the entanglement to occur between the chips. And so IonQ, I believe is the only company to show that working. Back in 2007, Chris showed a demonstration of how to get two ion trapped chips to be able to do the entanglement across the chips. Back in 2007, it took a long time for it to do the set up and make it work, but over the last 10 years or so, there’s been steady progress in that. And so we think that within the next roughly 18 months, that will be ready for prime time. So IonQ, I predict we’ll be the first company to do the first quantum network system to be able to ring them together.

Peter Chapman:

Now, the great thing about this quantum networking for quantum computers is in classical world, networks have an overhead to them. So if you had one CPU and one CPU or across the network, you don’t get the power of two CPUs because of the overhead of the communication, but in the quantum world, because the entanglement is happening across, it’s not happening via that wire, all these things act as if it was one big quantum computer with almost no overhead. So the way to get to much larger numbers of qubits is you need to be able to stamp out QPU’s. You need to be able to stamp out these little quantum processing units, which means to be able to get to scale, you need your cost to go down in each generation, which practically means you need to shrink them because as you shrink things, they get cheaper.

Peter Chapman:

So we need to get to a place where we are today in the classical world, where we just stamp out blade servers. That’s where we have to get to in quantum. And I think IonQ is uniquely positioned with a room temperature, quantum computer, to be able to get there. If you need a dilution refrigerator, one of these really big zero degrees systems, and that’s the basis of your system. That’s very hard to replicate so that you can have hundreds of these things. That’s the reason we think IonQ is uniquely positioned. We’re the only company now, it’s really an amazing time. We have the best gate rates, the best decoherence time. We’re the only company who showed error correction working, we’re the only company who’s showed quantum networking working for multiple quantum computers. So we’re bringing all that together to be able to get to those kinds of numbers of qubits in the future. It won’t be next year just to set expectations. It’s going to take some time.

Ryan Gardella:

That’s great color, Peter. We appreciate it. And I know we’ve gone a little over here. I have one final question I’d like to ask. How do you see your company growing in terms of maybe head count, employees, engineers, and how do you see the future of quantum engineering education proceeding and what specialties that might entail?

Peter Chapman:

Generally, we see, at our company, probably the head count doubling every year for the next couple of years. In the past, it’s been mostly physicists, but now, most of the new hiring is engineering and software, because we’re now thinking about manufacturing of quantum computers. It’s moving into a different phase. Terms of education, we think of this as being critically important. So we’re looking to see what we can do as a company to support academic institutions. We just announced a research credits program where people can get free $10,000 worth of quantum compute time for academic researchers. And then we’re looking into how can we drive developer interest? And also how can we drive colleges and universities and support them in their effort to educate the next generation of kids? So you’ll see that coming up as well. That’s particularly important to us.

Niccolo Di Masi:

So, join us. It’s the coolest company in the world, and I’m sure there’s an opening in every department right now, particularly sales.

Peter Chapman:

Particularly sales.

Ryan Gardella:

I’ll have to brush up my resume there, Niccolo.

Niccolo Di Masi:

There you go, Ryan.

Ryan Gardella:

I appreciate all the questions from the audience. We were just positively flooded, so thank you. We got to all that we could. And with that, I just want to turn it over to you guys, management here, Ruben, anyone for some closing remarks?

Niccolo Di Masi:

It sounds like we should do this again to start with, if there were another 100 questions or so to go. So maybe it’s a monthly check in here, Peter, I don’t know. Got a lot of fans.

Peter Chapman:

I’d be happy to do it. It’s always fun.

Ruben Roy:

I’m in.

Ryan Gardella:

Great. Love to hear that.

Ruben Roy:

Good stuff. Thanks guys.

Ryan Gardella:

Awesome. Thanks so much everybody. We appreciate your attendance. Thank you so much to all our panelists, and we’ll look forward to seeing you next time.

Niccolo Di Masi:

Until next time.

Peter Chapman:

Thanks everyone.

Thomas Kramer:

Thank you.

Ryan Gardella:

Thanks guys.

Niccolo Di Masi:

Thanks.

***

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.